Metai Knights Media Inc

ANNUAL REPORT

Metai Knights Media Inc
600 5th Avenue
New York, NY 10020
www.metaiyeknights.com

This Annual Report is dated May 25, 2020.

BUSINESS

Company Overview

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialization models for the decentralized generation.

It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioral psychology and behavior and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called Metaiye Knights which is distributed using a blockchain publishing platform. Episodes from the series are currently distributed for free with the option for readers to pay a tip to the series. Future editions will be sold as collectible digital comic books. In parallel we are developing the series as a gaming platform and will be using gamification tactics to expand awareness and readership of the series.

metaMe Inc versus Metaiye Knights Media Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customization and value creation, privately and safely in a fair and equitable manner.

Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of storytelling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetize data.

Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally. Both companies have the same core executive team but are otherwise completely separate entities.

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example, a person's age, favorite types of films, music and magazines can be captured as an information packet that can be sold to brands who wish to understand media consumption for a particular demographic.

Competitors and Industry

The Comic industry generated revenues of $1.095bn in the US and Canada alone in 2018.

Source New Zoo

84.37mn comics and graphic novels were sold in the US and Canada in 2018

Source:

$100mn was generated from comic and graphic novel downloads in the US and Canada in 2018

The gaming industry projected to be £156bm in revenues in 2019 with 9.5% year on year growth

US game sales are projected to be $39bn for 2019 China sales are projected at $30bn for 2019.

The gaming industry now generates over $130 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined.

Sources: New Zoo 2019 Global Mobile Market Report // Comichron 2019 Comic Sales by Month // ICv2 Report 2019

Current Stage and Roadmap

We have completed the pilot season of the saga in graphic novel format.

3D character development and core concepts have been completed for the graphic novel series, motion comic animations and the gaming experience.

Partnerships with key media partners have been secured for graphic novel and motion comic content creation, with Comic Republic, for gaming development with Unanimous Games who are in partnership with Jay Z's Roc Nation full service entertainment agency and for gamification development with Arizona State University.

Partnerships with key technology partners have been secured with the Open Index Protocol for blockchain based content publishing and automated global payments collection and with metaMe Inc for digital wallet, data and identity management services.

Development of the blockchain system for publishing, payment, identity management, content consumption and storage has been completed and will be ready to launch to a closed beta network of early adopters in November 2019, with a wide public release planned for the 2019 holidays.

Support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, David Choam, the forefather of cryptography, and Karen Hunter, Pulitzer prize winner and Sirius XM executive have been secured.

Previous Offerings

Between October 24, 2019 and May 25, 2020, we sold 3,631 shares of common stock in exchange for $5.00 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity Final
  amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: Company Operations
  Date: August 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The business has no prior operating experience. The business can run for 12 months without revenue generation.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $0. [*The Company intends to raise additional funds through an equity financing.*]

We have no resources on hand currently.

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dele Atanda

Dele Atanda's current primary role is with metaMe Inc. Dele Atanda currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January 01, 2018 — Present
Responsibilities: Strategy, vision, creative direction, narrative shaping, conceptualization, commercialization and strategic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overseeing marketing brand development and communications. Dele will be receiving a salary from Metai Knights Media of $100,000 per annum. He is the founder and majority shareholder currently.

Other business experience in the past three years:

Employer: metaMe Inc Title: Founder and CEO
Dates of Service: August 20, 2018 —Present
Responsibilities: Leadership and general management

Other business experience in the past three years:

Employer: The Internet Foundation
Title: Founder and Chairman
Dates of Service: July 01, 2013 —Present
Responsibilities: Oversight and strategic stewardship

Other business experience in the past three years:

Employer: IBM
Title: Chief Digital Innovation Officer — Auto Aero and Defense
Dates of Service: June 26, 2015 — August 17, 2018
Responsibilities: Digital innovation in the automotive, aerospace and defence sector.

Other business experience in the past three years:

Employer: Quantifyle
Title: Founder
Dates of Service: October 16, 2015 —December 22, 2017
Responsibilities: Establishing the company and its mission

Other business experience in the past three years:

Employer: Digitteria
Title: Founder and CEO
Dates of Service: January 12, 2009 — December 23, 2016
Responsibilities: Executive management and development of offerings.

Name: Michael Holstein

Michael Holstein's current primary role is with metaMe Inc. Michael Holstein currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Revenue Officer and CFO
Dates of Service: July 01, 2019 —Present
Responsibilities: Oversee sales, business development, commercialization and investor relations. Michael will not be receiving a salary from Metai Knights Media for the first 12 months or until the venture is cash flow positive but will be receiving equity and 0.25% equity per annum on an ongoing basis.

Other business experience in the past three years:
Employer: metaMe Inc
Title: Chief Revenue Officer
Dates of Service: February 04, 2019 —Present
Responsibilities: Oversees business development and investor relations

Other business experience in the past three years:
Employer: CoinRoutes
Title: Partner
Dates of Service: February 01, 2018 —Present
Responsibilities: Business Development, Revenue, financial oversight

Other business experience in the past three years:
Employer: Simple Title: CEO, Americas
Dates of Service: February 24, 2017 —December 22, 2017
Responsibilities: Executive Management of the Americas Region

Other business experience in the past three years:
 Employer: Opal
Title: Sales Manager Financial Services
Dates of Service: August 01, 2016 —February 01, 2017
Responsibilities: Financial services sales team development, management and oversight

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dele Atanda	1,440,000	Common Stock	90.0

RELATED PARTY TRANSACTIONS

Name of Entity: metaMe Inc

Names of 20% owners: 0
Relationship to Company: Has the same management team
Nature of interest in the transaction: metaMe Inc has the same management company as the issuer.

Material Terms: metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner. Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data. Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on—boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally. Both companies have the same core executive team but are otherwise completely separate entities.

OUR SECURITIES

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,600,000 outstanding.

Voting Rights: Full voting rights

Material Rights Standard drag along rights.

Preferred stock: The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights: There are no voting rights associated with Preferred Stock.

Material Rights: Preferred shares are blank check, and rights, preferences, privileges, restrictions, etc may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By   /s/   _____

Name: Dele Atanda

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Dele Atanda Principal Executive Officer of Metai Knights Media Inc, hereby certify that the financial statements of Metai Knights Media Inc included in this Report are true and complete in all material respects.

_____
Principal Executive Officer

I, Dele Atanda, the (Principal Executive Officers) of Metai Knights Media Inc. hereby certify that the financial statements of Metai Knights Media Inc and notes thereto for Inception (August 30, 2019) to ending December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in prior year and was incorporated in 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st April 2020 (Date of Execution).

_____ (Signature)

CEO   (Title)

21st April 2020   (Date)

METAI KNIGHTS MEDIA, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
AS OF INCEPTION (AUGUST 30, 2019) TO DECEMBER 31, 2019

Metai Knights Media Inc.
Index to Financial Statements
(unaudited)

METAI KNIGHTS MEDIA INC.
BALANCE SHEETS
AS INCEPTION (AUGUST 30, 2019) TO DECEMBER 31, 2019
(unaudited)

Assets		
Current Assets:		
Cash	$	-
Total Current Assets		-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings	$	-
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-
Stockholders' Equity		
Common Stock, par value $0.0001 5,000,000 shares authorized, 1,600,000 issued and outstanding		160
Subscription receivable		(160)
Additional Paid in Capital		17,282
Retained Earnings		-
Net Income		(17,282)
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	$	-

METAI KNIGHTS MEDIA INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		204
Sales and Marketing		17,078
Total Operating Expenses		17,282
Net Income	$	(17,282)

METAI KNIGHTS MEDIA INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

| | Common Stock | | Subscription | Additional | Retained | Stockholders' |
	Shares	Amount	Receivable	Paid In Capital	Earnings	Equity
August 30, 2019						
Issuance of Founders Shares	1,600,000	160	(160)	-	-	-
Contribution	-	-	-	17,282	-	17,282
Net Income	-	-	-	-	(17,282)	(17,282)
December 31, 2019	1,600,000	$ 160	$ (160)	$ 17,282	$ (17,282)	$ -

METAI KNIGHTS MEDIA INC.
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (AUGUST 30, 2019) TO SEPTEMBER 19, 2019
(unaudited)

		December 31, 2019
Cash Flows From Operating Activities		
Net Income	$	(17,282)
Net Cash Used in Operating Activities	$	(17,282)
Cash Flows From Financing Activities		
Contribution	$	17,282
Net Cash Received from Financing Activities	$	17,282
Increase in Cash and Cash Equivalents	$	-
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	160

NOTE 1 – NATURE OF OPERATIONS

Metai Knights Media Inc., was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metai Knights Media Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cheyenne, WY.

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialisation models for the decentralized generation. It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioural psychology and behaviour and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from direct or licensed sale of our subscriptions to our products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WY state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2019, the company has currently issued $1,600,000 shares of our common stock for a consideration of $160.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2019 through December 31, 2019 the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.